 Dimensional

February 26, 2016

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:	DFA Investment Dimensions Group Inc. (“DFAIDG”)
File Nos. 2-73948 and 811-3258
Dimensional Investment Group Inc. (“DIG”)
File Nos. 33-33980 and 811-6067

Dear Ms. Bentzinger:

On behalf of DFAIDG and DIG (each a “Registrant,” and together, the “Registrants”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 189/190 to the Registration Statement of DFAIDG and Post-Effective Amendment Nos. 74/75 to the Registration Statement of DIG (each an “Amendment” and together the “Amendments”), each filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2015, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”).

Each SEC Staff comment is summarized below, followed by the Registrants’ responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendments.

Regulation S-T – DFAIDG and DIG

1.           Comment.  Please confirm that the Registrants will comply with Regulation S-T with regard to marking changed material in future filings.

Response.  The Registrants will continue to comply with Regulation S-T with regard to marking changed material in future filings.

Prospectuses

Fees and Expenses of the Portfolio – All Fee Waiver Recapture Provisions

2.           Comment.  With respect to the fee waiver footnote to the Annual Fund Operating Expenses table for each Portfolio that has a fee waiver and/or expense assumption agreement that includes a recapture provision, please confirm that the recapture of expenses pursuant to such

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February 26, 2016

agreements is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 (“2009 Audit Risk Alert”) which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response.  The Registrants confirm that any expenses that are recaptured pursuant to a Portfolio’s fee waiver and/or expense assumption agreement are recaptured in accordance with the guidance set forth in the 2009 Audit Risk Alert.

Fees and Expenses of the Portfolio - All Feeder Portfolios

3.           Comment.  With respect to the fee waiver footnote to the Annual Fund Operating Expenses table for each Feeder Portfolio, please clarify whether the term “Underlying Funds” includes a Feeder Portfolio’s Master Fund and whether the fee waiver applies to the Master Fund’s management fee.

Response.  The Registrants confirm that the term “Underlying Funds” includes each Feeder Portfolio’s corresponding Master Fund, but also includes any other fund managed by the Advisor that a Feeder Portfolio may invest in.  Accordingly, the fee waiver applies to the management fee of the Master Fund and would also apply to the management fee of any other fund managed by the Advisor, to the extent that a Feeder Portfolio were to invest in one.  The Registrants believe the disclosure accurately discloses the operation of the fee waiver agreements for the Feeder Portfolios.

4.           Comment.  With respect to the Annual Fund Operating Expenses and Expense Example tables for each Feeder Portfolio:

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Please clarify in the fee waiver footnote to the Annual Fund Operating Expenses table whether “permanent” means the fee waiver agreement will not terminate until the investment management agreement terminates.  If the permanent fee waiver agreement may be terminated in other circumstances, disclose the period for which the fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances pursuant to Instruction 3(e) of Item 3 of Form N-1A;

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Further, if the fee waiver agreement will not apply for at least one year from the effective date of the Registration Statement, please remove the fee waiver line item and corresponding footnote from the Annual Fund Operating Expenses table; and

-	Lastly, if included in the Expense example, please clarify that it is only reflected in the examples for the periods during which it applies.

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February 26, 2016

Response.  As noted in the Prospectuses, the permanent fee waiver agreement for each Feeder Portfolio applies permanently during any period when a Feeder Portfolio is invested in its Master Fund and/or Underlying Funds.  Further, the permanent fee waiver agreement cannot be terminated by the Advisor.  The permanent fee waiver agreement ensures that each Feeder Portfolio will not experience an increase in management fees as a result of its new investment management agreement that became effective July 21, 2015.  Accordingly, since each Feeder Portfolio’s permanent fee waiver agreement will apply permanently during any period when a Feeder Portfolio is invested in its Master Fund and/or Underlying Funds, the Registrants believe it is appropriate to include the fee waiver line item and corresponding footnote in the Annual Fund Operating Expenses tables.  Lastly, the Registrants confirm that each period disclosed in the “Expense Example” reflects the effect of the permanent fee waiver agreements and believe it is clear from the description of the fee waiver agreements that they would apply during each period.

Fees and Expenses of the Portfolio – DFA VA Global Moderate Allocation Portfolio (Institutional)

5.           Comment.  With respect to the fee waiver footnote to the Annual Fund Operating Expenses table for the DFA VA Global Moderate Allocation Portfolio (Institutional), please update the year that the Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through.

Response.  The requested revision has been made.

Fees and Expenses of the Portfolio – R1 and R2 Shares Portfolios

6.           Comment.  With respect to the fee waiver footnote to the Annual Fund Operating Expenses table for each Portfolio that offers R1 and/or R2 shares, please remove the footnote explaining the “Shareholder Services Fees” line item as it is not permitted or required by Items 2-8 of Form N-1A and can be included with the disclosure provided pursuant to Item 12(b) of Form N-1A.

Response.  The Registrants believe the footnote is beneficial to shareholders to explain how the shareholder services fees are utilized.  Further, the Registrants prefer to keep this explanation in the summary sections of the Prospectus since shareholders will only receive a summary prospectus for the applicable Portfolios.

Item 9(c) Principal Risks – All Portfolios

7.           Comment.  Item 9(c) of Form N-1A requires disclosure of the principal risks of investing in the Portfolios, please explain how the Portfolios are in compliance with this requirement without including a discussion regarding the principal risks in “Additional Information on Investment Objectives and Policies” section.

Response.  The Portfolios disclose all of their principal risks in the summary sections of the Prospectuses in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that

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information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.

“Management of the Funds” – All Feeder Portfolios

8.           Comment.  In the “Management of the Funds” section of the Prospectuses, please revise the disclosure to clarify that each Feeder Portfolio may invest a portion of its assets in the Master Fund and a portion directly in securities.

Response.  The disclosure has been revised to clarify that as of the date of the Prospectuses, each Feeder Portfolio invests substantially all of its assets in its corresponding Master Fund.

“Manager of Managers Structure” – All Applicable Portfolios

9.           Comment.  Please explain supplementally when the Advisor and Registrants intend to file the manager of managers exemptive application on behalf of the Portfolios included in the “Manager of Managers Structure” section of the Prospectuses.

Response.  The Advisor and Registrants intend to file the manager of managers exemptive application on behalf of such Portfolios within the next several months.

“Manager of Managers Structure” – DFA Municipal Bond Portfolio

10.           Comment.  The DFA Municipal Bond Portfolio was not included in the proxy statement’s proposal regarding the use of a manager of managers structure for the Portfolio.  Accordingly, please clarify why the DFA Municipal Bond Portfolio is included in the “Manager of Managers Structure” section of its Prospectus.

Response.  The manager of managers structure was approved by the initial shareholder of the DFA Municipal Bond Portfolio.  Accordingly, the DFA Municipal Bond Portfolio was not included in the proxy statement’s proposal regarding the use of the manager of managers structure.

Fee Waiver and Expense Assumption Agreement – DFA LTIP Portfolio

11.           Comment.  With respect to the “Fee Waiver and Expense Assumption Agreements” section of the Prospectus for the DFA LTIP Portfolio, please update the year that the Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through.

Response.  The requested revision has been made.

U.S. Securities and Exchange Commission
February 26, 2016

Statements of Additional Information (“SAIs”)

“Directors and Officers” – All Portfolios

12.           Comment.  For each disinterested Director and their immediate family members, please include the information required by Item 17(b)(5) of Form N-1A regarding each class of securities owned beneficially or of record in: (i) an investment adviser or principal underwriter of the Registrant; or (ii) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Registrant.

Response.  To the best of the Registrants’ knowledge based on information periodically requested of and provided by the Registrants’ disinterested Directors, none of the Registrants’ disinterested Directors (or their immediate family members) is a beneficial or record owner of any class of securities of the Advisor or the Registrants’ principal underwriter, or any person directly or indirectly controlling, controlled by, or under common control with, the Advisor or the Registrants’ principal underwriter.  In the absence of any such ownership, the Registrants do not believe that this requires disclosure in the SAIs.

Fundamental Investment Limitation (Concentration) - DFA One-Year Fixed Income Portfolio, DFA Two-Year Global Fixed Income Portfolio, DFA Short-Term Extended Quality Portfolio, DFA Intermediate-Term Extended Quality Portfolio, LWAS/DFA Two-Year Fixed Income Portfolio and VA Short-Term Fixed Portfolio

13.           Comment.  The fundamental investment limitation regarding concentration does not include the carve-out for securities issued or guaranteed by the U.S. Government or any of its agencies or securities of other investment companies as approved by shareholders.  Please update the fundamental investment limitation to reflect the version approved by shareholders.

Response.  The fundamental investment limitations regarding concentration have been revised to reflect the new versions approved by shareholders.

Additional Policies of the Underlying Funds – DFA VA Global Moderate Allocation Portfolio (Institutional)

14.           Comment.  In the “Additional Policies of the Underlying Funds” section of the DFA VA Global Moderate Allocation Portfolio’s SAI, please remove the disclosure regarding certain Underlying Funds concentrating in obligations of U.S. and/or foreign banks and bank holding companies.

Response.  The requested revisions have been made.

U.S. Securities and Exchange Commission
February 26, 2016

Fundamental Investment Limitation (Commodities) – DFA Municipal Real Return Portfolio

15.           Comment.  The DFA Municipal Real Return Portfolio was not included in the proxy statement’s proposal regarding the approval of a new fundamental investment limitation regarding commodities.  Please clarify whether such Portfolio should have a separate fundamental investment limitation regarding commodities.

Response.  The fundamental investment limitation regarding commodities that was proposed in the proxy statement was included in the DFA Municipal Real Return Portfolio’s initial SAI.  Accordingly, this Portfolio currently discloses the correct fundamental investment limitation regarding commodities.

Principal Holders of Securities – DFA VA Global Moderate Allocation Portfolio (Class L10)

16.           Comment.  Please confirm that the DFA VA Global Moderate Allocation Portfolio’s Class L10 shares are not operational and should not include principal holders of securities.

Response.  DFAIDG confirms that the DFA VA Global Moderate Allocation Portfolio’s Class L10 shares are not operational.

Part C

Part C – DFAIDG and DIG

17.           Comment.  Except where permitted under Rule 483 under the 1933 Act, file executed contracts, not forms of contracts, as exhibits.

Response.  The exhibits for the Registrants will be filed in accordance with Rule 483 in future filings.

Part C – DIG

18.           Comment.  Please file the sub-advisory agreements for the Portfolios as exhibits to the Part C of DIG.

Response.  No Portfolios of DIG have sub-advisory agreements.  The Portfolios included in DIG’s Registration Statement that have sub-advisory agreements are series of DFAIDG and have filed such exhibits as exhibits to DFAIDG’s Registration Statement.

* * * * * *
In connection with each Registrant’s responses to the SEC Staff’s comments on the Amendments, as requested by the Staff, each Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the

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Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.
Dimensional Investment Group Inc.